Exhibit 99

METRO BANCORP, INC.
COMMON STOCK
DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
AUTHORIZATION CARD

I wish to participate in the Dividend Reinvestment Plan (“Plan”) for the purchase of full and fractional shares of Common Stock of Metro Bancorp, Inc. (“Metro”) as indicated on this form.
My participation in the Plan is subject to the provisions of the Plan as set forth in the Prospectus (as amended from time to time) relating to the shares of Metro Common Stock offered pursuant to the Plan. I hereby acknowledge receipt of such Prospectus and hereby authorize the Metro and the Plan Agent designated by the Metro pursuant to the Plan to take all action provided for in the Plan.
This Authorization Card revokes all prior Authorization Cards executed by me. THIS IS NOT A PROXY. Please sign on the other side of the Authorization Card.

INVESTMENT OPTIONS UNDER THE PLAN
Full Common Stock Dividend Reinvestment - The dividends on all Metro Common Stock now or hereafter registered in your name as well as dividends on shares of Common Stock credited to your account under the Plan will be reinvested to purchase Metro Common Stock. In addition, voluntary cash payments to purchase additional shares of Common Stock may be made under this option.
Partial Common Stock Dividend Reinvestment - The dividends on less than all Metro Common Stock registered in your name may be reinvested in the plan. For example, if you own 300 shares and want to reinvest cash dividend on 100 shares, check off the “Partial Common Stock Dividend Reinvestment” box and fill in 100 shares on the blank line. (The cash dividends you wish to reinvest must be on full shares.) Dividends on the 100 shares as well as dividends on shares of Common Stock credited to your account under the Plan will be reinvested to purchase Metro Common Stock. In addition, voluntary cash payments to purchase additional shares of Metro Common Stock may be made under this option.

(continued and signed on the reverse side)

Exhibit 99

THIS IS NOT A PROXY

☐ Full Common Stock Dividend Reinvestment - I wish to reinvest all cash dividends on all shares of the Metro's common stock now and hereafter registered in my name or held for me by the Plan Agent and, from time to time, make voluntary cash payments.

☐ Partial Common Stock Dividend Reinvestment - I wish to reinvest all cash dividends on only _______ shares of the Metro's common stock registered in my name and reinvest cash dividends on all other shares of the Metro's common stock now and hereafter held for me by the Plan Agent and, from time to time, make voluntary cash payments.

Please address all inquiries concerning the Plan to FMA Advisory, Inc., 1631 North Front Street, Harrisburg, PA 17102 or call 717-232-8850.

Do not return this form unless you intend to participate in the Plan since this form authorizes FMA Advisory to enroll you in the Plan. If no box is checked, you will be enrolled under the Full Common Stock Dividend Reinvestment Option.

Signature(s) of Registered Owner(s)	Signature(s) of Registered Owner(s)

Date	Social Security Number